UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 298th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: June 17, 2016, at 11 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

3. ATTENDANCE: The meeting was attended by the Directors that sign this minute, according to the article 19, paragraph 4 of the Bylaws, representing a quorum required for installation and deliberation.

4. RESOLUTIONS:

4.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The Board of Directors approved, by unanimous decision, the proposal of distribution of Interest on Own Capital to the Company’s shareholders, in the gross amount of R$161,000,000.00 (one hundred and sixty-one million reais), corresponding to a value of R$0.08941324805 per common share and R$0.09835457285  per preferred share, corresponding to a net value, after deducting the Withholding Income tax, of R$136,850,000.00 (one hundred and thirty-six million, eight hundred and fifty thousand reais), corresponding to a net value of R$0.07600126084 per common share and R$0.08360138692 per preferred share, based on the net profit accounted in the balance sheet of May 31, 2016, which are imputed to the minimum mandatory dividend of the fiscal year 2016 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out before the end of 2017 in a date to be defined by the Company’s Board. The Interest on Own Capital shall be credited to shareholders, in accordance to the shareholder registry book position by the end of the day, on June 30, 2016, including. After this date, Company’s share will be considered “ex-Interest on Own Capital”.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, June 17, 2016. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Amos Genish; Ángel Vilá Boix; Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Sonia Julia Sulzbeck Villalobos and Roberto Oliveira de Lima. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

Continuation of Minutes of the 298th MBD of 06.17.16 Page 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 298th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A.

I hereby certify that this is a faithful copy of the minutes of the 298th meeting of the Board of Directors of Telefônica Brasil S.A., held on June 17, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Continuation of Minutes of the 298th MBD of 06.17.16 Page 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director